

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2011

<u>Via E-mail</u>
Angelo Scola
Chief Executive Officer
Pioneer Exploration Inc.
2700 Newport Boulevard, Suite 190
Newport Beach, California 92663

> **Re: Pioneer Exploration Inc.**
> **Form 8-K**
> **Filed October 12, 2011**
> **File No. 000-53784**

Dear Mr. Scola:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure at the beginning and throughout the document to make it clear, if true, that you currently do not have any manufacturing facilities, operations, suppliers, products or customers and have no current means of generating revenues.

2. We note assertions regarding your company, management and industry, such as the examples below. Please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the information is based upon reports or articles, please provide copies of these documents to us, appropriately marked to highlight the sections relied upon. The following are examples only. Please review your entire disclosure and revise as necessary:

- "Currently, the agencies that regulate waste do not interact with the offices that regulate roadways and infrastructure," page 4;

- "Strategic industrial partners include all those companies currently involved in waste management and recycling, along with utility companies and energy producers. Management has a proven track record with companies in all these industries, and plans to expand its marketing outreach, both nationally and globally," page 4;

- All of the competitive advantages listed on page 5.

3. Please revise to clarify your relationship with Thermoforte Green LLC.

4. Please tell us whether your fiscal year-end will remain August 31 or whether you have adopted December 31, the fiscal year-end of IBA Green, Inc., as your year-end. If your fiscal year-end has changed, please include the appropriate disclosure under Item 5.03.

Item 1. Business, page 2

Products and Services, page 3

5. Please revise your disclosure to clearly and consistently explain the status of your products. In this regard, we note that you frequently use the present or past tense to describe your operations. For example, we note references to:

- "technology company that develops and utilizes technology…"
- "proprietary process enables IBA Green to up-cycle…"
- "construction aggregate products that meet industry performance specifications…"
- "IBA Technology blends various materials…"
- "IBA Green manufactures…"
- "distribution model that IBA Green has successfully developed and perfected…"

However, you state on page five that you have "no new products." It appears that you have no operations, and that significant expenses and time will be required for you to begin utilizing, "up-cycl[ing]," blending, manufacturing or otherwise creating products that meet any specifications. The present and past tense in your document suggest that you currently conduct or have the operations and attributes you mention. Please revise to clearly explain the planning, design or other stage of your activities and to clarify the approximate amount of time and capital expenditure, if any, you anticipate requiring to become commercially operative. In this regard, we note that the disclosure on page eight suggests that the estimated requirements equal over 12 months and $3 million.

6. Please revise to summarize the nature and location of your physical assets and how you anticipate using them in your development plan. Also briefly address the location of your

planned operations. It is unclear if you plan to operate the business out of your office in Newport Beach, California, Hawaii, Connecticut or elsewhere.

Competitive Conditions, page 5

7. If you choose to highlight your company's strengths, please balance that disclosure with a discussion of the principal challenges facing the company.

8. In addition, please clarify the methods of competition in your industry and the basis for your belief that you have the competitive advantages described on page five in light of the current stage of your operations. See Item 101(h)(4)(iv) of Regulation S-K. Please provide a basis for your statements that your process is "unique" and "revolutionary." It is unclear to what extent you believe no competitor offers products or services that are similar to your planned operations.

Government approvals and regulations, page 7

9. Please revise your disclosure to discuss the need for government approvals given the nature of your proposed products. In addition, clarify and explain the reference to "EPA 1311TCLIP."

Plan of Operation, page 8

10. Please revise to address Item 303(a)(1) of Regulation S-K, as it is unclear what course of action you have taken or propose to take to remedy the material deficiency in your liquidity.

Recent Sales of Unregistered Securities, page 17

11. Please revise Item 10 on page 17 to be consistent with the disclosure in Item 7(a)(1) on page 15.

Independent Auditor's Report, page F-1

12. We note the firm of Parmelee Poirier & Associates, LLP does not appear to be registered with the PCAOB. The financial statements of SEC registrants are required to be audited by PCAOB-registered firms. Since the financial statements of IBA Green will become the historical financial statements of the registrant that is a party to this merger, its financial statements upon initial filing with the SEC must be audited by a PCAOB-registered accounting firm. Please advise the staff how you plan to comply with this requirement.

13. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same accountant has audited the premerger financial statements of each

party to the merger. The accounting firm that will no longer be associated with the registrant is considered the predecessor accountant. In addition, any changes in the accounting acquirer's independent accountant that occurred within 24 months prior to, or in any period subsequent to, the date of the acquirer's financial statements, must be reported in an Item 4.01 Form 8-K. Please advise regarding your decisions and plans to report changes in accountants.

Financial Statements

General

14. We note you have disclosed an inception date of July 21, 2011; however, we also note Section 1 of the By-Laws of IBA Green Inc., as included in Exhibit 3.4, indicates that the shareholder annual meetings began in the year 2007. Please explain why financial statements for periods prior to 2011 have not been provided for IBA Green.

15. We note your Balance Sheet and Statements of Income and Retained Earnings are presented as of August 22, 2011; however, your audit opinion states the financial statements are presented as of August 31, 2011. Please revise to provide consistent dates. If you are reporting expenses, revise the Statements of Income and Retained Earnings to indicate they are presented for the period from the inception date to August 31, 2011 or August 22, 2011, whichever is correct. Please also specify the inception date of these financial statements if it is appropriate to present audited financial statements for less than one year.

Notes to the Financial Statements

Note 1 - Summary of Significant Accounting Policies

Pre-opening/deferred costs, page F-6

16. We note your disclosure that you have deferred certain expenses related to travel, hotels, airfare and meetings which were incurred related to the Company's start-up. Please tell how you considered the guidance of FASB ASC 720-15 in concluding that these items were proper deferrals. Note also that the financial statements are based upon GAAP and not the U.S. Tax Code.

Note 3 Property and Equipment

17. Please tell us when you expect to begin depreciating the costs capitalized related to the equipment and identify the GAAP-based literature that supports your conclusion.

Note 4 Patent, page F-7

18. Tell us how you analyzed FASB ASC 730 in concluding that patent-related costs were capitalizable. Identify the nature of these costs. Generally, patents are only recognizable as assets when they are acquired from third-parties through business combinations or asset acquisitions. If you cannot justify capitalizing these costs under GAAP, please revise to expense them.

19. Please delete the analysis related to the fair market value of the patent because it has no relation to your financial statements.

Note 6 - Significant Commitments, page F-7

20. Please remove the disclosure of the estimated revenue related to the agreement with Rolloffs Hawaii, LLC. You do not appear to have sufficient operations to estimate or project revenues relating to this agreement.

Exhibits

21. We note that Exhibit 3.3 and certain material contracts to the share purchase agreement appear to be filed in an improper electronic format. Please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rules 102(a) and 304(e) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual. Please file these exhibits in the proper format. In addition, please file legible copies of all material exhibits, schedules and/or attachments to the share exchange agreement. For example, portions of Material Contract 1 (Disposal Agreement dated July 29, 2011) and 5 (Assignment Agreement dated September 1, 2011) appear to be incomplete.

Exhibit 99.2

Pro Forma Financial Statements

22. We have read your disclosure related to the reverse merger (recapitalization) where IBA Green is the accounting acquirer of Pioneer Exploration, Inc. Please note in a recapitalization the accumulated deficit (if any) of IBA Green should be brought forward and the accumulated deficit of Pioneer should be eliminated. Please revise the pro forma balance sheet accordingly.

23. In Note 2 – Acquisition, we note you currently refer to Pioneer as the legal acquiree. Please revise to refer to Pioneer as the accounting acquiree, if appropriate.

24. Typically, the equity adjustments in a reverse merger are made to Additional Paid-in Capital instead of the Retained Earnings or Accumulated Deficit account since the capital stock accounts are adjusted to reflect the merger. Please explain why you have adjusted the Accumulated Deficit account to give effect to the merger or revise the balance sheet accordingly.

25. Please update the pro forma financial statements in an amendment to include the historical financial statements of Pioneer Exploration as of and for the year ended August 31, 2011. You may delete Pioneer's interim financial statements at that time.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel, Staff Accountant, at (202) 551-3727, or Tia Jenkins, Senior Assistant Chief Accountant, at (202) 551-3871, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, at (202) 551-3329, or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

James Lopez (for)

John Reynolds
Assistant Director

cc: Rene Daignault, Esq.